UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2023
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.
(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein by reference is the notice and proxy statement for the annual general meeting of shareholders of RedHill Biopharma Ltd. scheduled for August 8, 2023.

This Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122), on July 24, 2019 (File No. 333-232776), on March 25, 2021 (File No. 333-254692), on May 3, 2021 (File No. 333-255710), on January 11, 2022 (File No. 333-262099), on June 27, 2022 (File No. 333-265845) and on June 29, 2023 (File No. 333-273001) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on March 30, 2021 (File No. 333-254848) and on July 29, 2021 (File No. 333-258259).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: July 6, 2023	By:	/s/ Dror Ben-Asher
	Name:	Dror Ben-Asher
	Title:	Chief Executive Officer

REDHILL BIOPHARMA LTD.
21 Ha'arba'a Street
Tel-Aviv 6473921
Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To be held on August 8, 2023

The Annual General Meeting of Shareholders of RedHill Biopharma Ltd. (the “Company”), will be held at the offices of the Company, 21 Ha'arba'a Street, 16th Floor, Tel-Aviv, Israel, on August 8, 2023, at 3:00 p.m. Israel time, or at any adjournments thereof (the “General Meeting”), for the following purposes:

1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2023 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2022;

2.
To approve the re-election of Mr. Rick D. Scruggs and Dr. Shmuel Cabilly to the board of directors of the Company (the "Board of Directors") for an additional three-year term until the annual general meeting to be held in 2026;

3.	To approve the engagement by the Company of Mr. Dror Ben-Asher to serve as the Company's Chairman of the Board of Directors and the Company's Chief Executive Officer;

4.
To approve the grant of restricted share units ("RSUs") each with respect to one American Depository Share (each representing 400 ordinary shares, par value NIS 0.01 each) ("ADSs") to Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Director;

5.	To approve the grant of RSUs to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer and Director;

6.	To approve a grant of RSUs of the Company to the non-executive directors of the Company; and

7.	To approve an increase in the Company’s authorized share capital.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2022.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of Ordinary Shares and holders of record of ADSs, evidenced by American Depositary Receipts issued by The Bank of New York Mellon at the close of business on July 3, 2023, shall be entitled to receive notice of and to vote at the General Meeting.

The Board of Directors recommends that you vote FOR the proposals, as specified in the form of proxy to be provided.

Whether or not you plan to attend the General Meeting, it is important that your ADSs or Ordinary Shares be represented. Accordingly, you are kindly requested to complete, date, sign and mail the proxy in the envelope provided at your earliest convenience so that it will be received no later than four hours prior to the General Meeting. Execution of a proxy will not in any way affect a shareholder’s right to attend the General Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

ADS holders should return their proxies by the date set forth on their form of proxy.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Razi Ingber, at 21 Ha'arba'a Street, Tel-Aviv, 6473921 Israel, by no later than July 28, 2023. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

 If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled General Meeting, at the same time and place, or at another day, time and place prescribed by the Board of Directors in a notification to the shareholders.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, will be made available to the public on the Company's website at http://www.redhillbio.com and on the Commission’s website at http://www.sec.gov.

By Order of the Board of Directors,
Ofer Tsimchi
Chairman of the Board of Directors

Tel-Aviv, Israel
July 6, 2023

REDHILL BIOPHARMA LTD.

21 Ha'arba'a Street
Tel-Aviv 6473921
Israel

PROXY STATEMENT

FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on August 8, 2023

This Proxy Statement is furnished to the holders of ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”), and to holders of American Depository Shares (“ADSs”), evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), of RedHill Biopharma Ltd. (the “Company” or “RedHill”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “General Meeting”), to be held on Tuesday, August 8, 2023, at 3:00 p.m. Israel time at the offices of the Company, 21 Ha'arba'a Street, 16th Floor, Tel-Aviv, Israel, or at any adjournments thereof.

                  It is proposed at the General Meeting to adopt the following proposals or to consider the following items:

1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2023 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2022;

2.
To approve the re-election of Mr. Rick D. Scruggs and Dr. Shmuel Cabilly to the board of directors of the Company (the "Board of Directors") for an additional three-year term until the annual general meeting to be held in 2026;

3.	To approve the engagement by the Company of Mr. Dror Ben-Asher to serve as the Company's Chairman of the Board of Directors and the Company's Chief Executive Officer;

4.
To approve the grant of restricted share units ("RSUs") each with respect to one American Depository Share (each representing 400 ordinary shares, par value NIS 0.01 each) ("ADSs") to Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Director;

5.	To approve the grant of RSUs to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer and Director;

6.	To approve a grant of RSUs of the Company to the non-executive directors of the Company; and

7.	To approve an increase in the Company’s authorized share capital.

In addition, shareholders at the General Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2022.

The Company is currently unaware of any other matters that may be raised at the General Meeting. Should any other matters be properly raised at the General Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders may present proposals for consideration at the General Meeting by submitting their proposals to the Company no later than July 10, 2023, in accordance with applicable law.

Shareholders Entitled to Vote

Only holders of ADSs of record at the close of business on July 3, 2023, shall be entitled to receive notice of and to vote at the General Meeting. At the close of business on July 3, 2023, the Company had outstanding 1,578,944,894 Ordinary Shares (represented by 3,947,362 ADSs), each of which is entitled to one vote on each of the matters to be presented at the General Meeting.

Proxies

A form of proxy card for use at the General Meeting is attached to this Proxy Statement and has been sent to the holders of ADSs together with a prepaid return envelope for the proxy. By executing the proxy card and appointing “proxies”, holders of ADSs may vote at the General Meeting, whether or not they attend.

ADS holders should return their proxies in the enclosed form to BNY Mellon by the date set forth on the proxy card. If a properly executed proxy is received by the BNY Mellon by the date set forth on the proxy card, all of the Ordinary Shares represented by the proxy shall be voted as indicated on the proxy card.

Subject to applicable law and the rules of the NASDAQ Stock Market (“NASDAQ”), in the absence of instructions, the ADSs represented by properly executed and received proxies will be voted FOR all of the proposed resolutions to be presented at the General Meeting for which the Board of Directors recommends a “FOR”. Holders of ADSs may revoke their proxies at any time before the deadline for receipt of proxies by filing with BNY Mellon a written notice of revocation or duly executed proxy bearing a later date.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the General Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy cards to ADS holders on or about July 6, 2023. In addition to solicitation of proxies to holders of ADSs by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of ADSs or Ordinary Shares. In addition, we have retained Kingsdale Advisors (“Kingsdale”) to assist in the solicitation of proxies.

This proxy statement and proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law 1999 (the “Companies Law”).

Quorum and Voting

Two or more shareholders holding ADSs or Ordinary Shares conferring in the aggregate at least twenty-five percent (25%) of the voting power of the Company, present in person or by proxy at the General Meeting and entitled to vote thereat, shall constitute a quorum. If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall be adjourned to the next business day following the day of the scheduled meeting, at the same time and place, or at such other day, time and place as shall be prescribed by the Board of Directors in a notification to the shareholders. At such reconvened meeting, any one (1) shareholder present in person or by proxy shall constitute a quorum regardless of the number of Ordinary Shares represented.

The approval of Proposals 1, 2, 5, 6 and 7 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented.

The approval of Proposals 3 and 4 each requires the affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the Chief Executive Officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or Chief Executive Officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

Please note that you are required to indicate on the proxy card with respect to Proposals 3 and 4 whether you are a controlling shareholder of the Company, or acting on its behalf or not, and whether you have a personal interest in the approval of the proposals as provided above or not. If you fail to so indicate on the proxy card, your vote may not be counted with respect to the proposal(s) for which you failed to provide notification.

Shareholders wishing to express their position on an agenda item for this General Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Razi Ingber at 21 Ha’arba’a Street, Tel-Aviv, 6473921 Israel. Any Position Statement received, that is in accordance with the guidelines set by the Israel Companies Law, will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K, and will be made available to the public on the Commission’s website at http://www.sec.gov.

Position Statements must be submitted to the Company by no later than July 30, 2023.

The rate of participation of each director in the Board of Directors meetings held during 2022 (for meetings held while each served as a member of the Board) was as follows: (i) Dror Ben-Asher – 100%, (ii) Eric Swenden – 63%, (iii) Ofer Tsimchi – 100%, (iv) Dr. Kenneth Reed – 92%, (v) Rick D. Scruggs – 100%, (vi) Alla Felder – 96%, and (vii) Dr. Shmuel Cabilly – 92%. The rate of participation of each director in the Board of Directors meetings held during 2021 (for meetings held while each served as a member of the Board) was as follows: (i) Dror Ben-Asher – 100%, (ii) Eric Swenden – 90%, (iii) Ofer Tsimchi – 100%, (iv) Dr. Kenneth Reed – 100%, (v) Rick D. Scruggs – 100%, (vi) Alla Felder – 95%, (vii) Dr. Shmuel Cabilly – 100%,(viii) Giuseppe Cipriano – 67% (served until February 1, 2021), and (ix) Alessandro Della Chà – 86% (served from July 26, 2021, until November 16, 2021).

The rate of participation of each member of the audit committee of the Board of Directors (the “Audit Committee”) in the Audit Committee meetings during 2022 (for meetings held while each served as a member of the committee) was as follows: (i) Eric Swenden – 73%, (ii) Ofer Tsimchi – 100% and (iii) Alla Felder – 100% and during 2021 was as follows: (i) Eric Swenden – 100%, (ii) Ofer Tsimchi – 100% and (iii) Alla Felder – 100%.

The rate of participation of the members of the compensation committee of the Board of Directors (the “Compensation Committee”) in the Compensation Committee meetings during 2022 (for meetings held while each served as a member of the committee) was as follows: (i) Dr. Kenneth Reed – 100%, (ii) Ofer Tsimchi – 100% and (iii) Alla Felder – 86%, and for 2021 was as follows: (i) Dr. Kenneth Reed – 100%, (ii) Ofer Tsimchi – 100% and (iii) Alla Felder – 100%.

All of our directors are independent other than Mr. Dror Ben-Asher and Mr. Rick D. Scruggs.

Reporting Requirements

The Company is subject to the information reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the Commission. The Company’s filings are available to the public on the Commission’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be considered as an admission that the Company is subject to the proxy rules under the Exchange Act.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

We request you to carefully read this entire Proxy Statement, including the documents we refer to in this Proxy Statement. If you have any questions, need assistance in voting, or need additional material, please contact our Strategic Shareholder Advisor and Proxy Solicitation Agent, Kingsdale Advisors:

North American Toll-Free Phone: +1-866-229-8166
Call Collect Outside North America: +1-646-386-1025
Email: contactus@kingsdaleadvisors.com

PROPOSAL NO. 1

APPOINTMENT OF AUDITORS

Under the Companies Law and the Company’s Amended and Restated Articles of Association (the “Articles”), the shareholders of the Company are authorized to appoint the Company’s independent auditors. Under the Articles, the Board of Directors, following receipt of the recommendation of the Audit Committee, is authorized to determine the independent auditors’ remuneration. In addition, the Listing Rules of NASDAQ require that the Audit Committee approve the re-appointment and remuneration of the independent auditors.

At the General Meeting, shareholders will be asked to approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member of PricewaterhouseCoopers International Limited, an independent registered public accounting firm, as the Company’s auditors for the year ending December 31, 2023 and for an additional period until the next Annual General Meeting. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

It is proposed that at the General Meeting, the following resolution be adopted:

 “RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the auditors of the Company for the year 2023 and for an additional period until the next annual general meeting.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPANY’S AUDIT COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF THIS RESOLUTION.

PROPOSAL NO. 2

RE-ELECTION OF MR. RICK D. SCRUGGS AND DR. SHMUEL CABILLY AS DIRECTORS

According to the Articles, the Company’s directors are divided into three groups, as nearly equal in number of directors as practicable. The term of one group of directors expires at each annual general meeting, at which time the directors of such group are re-nominated to serve an additional three-year term that expires at the annual general meeting held in the third year following such election.

The current members of the first group are Mr. Rick D. Scruggs and Dr. Shmuel Cabilly, whose terms expire as of the General Meeting. The members of the second group, currently consisting of Mr. Ofer Tsimchi and Mr. Eric Swenden, will hold office until our annual general meeting to be held in the year 2024, and the members of the third group, currently consisting of Mr. Dror Ben-Asher, Dr. Kenneth Reed and Ms. Alla Felder, will hold office until our annual general meeting to be held in the year 2025. The Company is proposing that Mr. Rick D. Scruggs and Dr. Shmuel Cabilly each be re-elected for a three-year term as part of the first group.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the election of each of the nominees to hold office until the annual general meeting to be held in 2026, or such earlier time as they may resign or be removed from the Board of Directors, all pursuant to the terms of the Articles. The Company is not aware of any reason why any of the nominees, if elected, should not be able to serve as a director.

Each of Mr. Rick D. Scruggs and Dr. Shmuel Cabilly has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law, in substance as described in Appendix A.

 The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees:

Rick D. Scruggs has served as our Chief Commercial Officer since February 2020 and served as our Chief Operations Officer, U.S. Operations since January 1, 2019, and as a member of our board of directors since January 1, 2016. Mr. Scruggs most recently served as Executive Vice President of Business Development at Salix until its acquisition by Valeant (now Bausch Health) in March 2015. Mr. Scruggs joined Salix in 2000, after working at Oclassen Pharmaceuticals Inc. and Watson Pharmaceuticals, and helped build Salix’s commercial organization, serving in various sales and commercial trade-related positions. Mr. Scruggs was appointed as Executive Vice President in 2011 and was responsible for all business development activities as well as the worldwide distribution of Salix’s innovative products and intellectual property. Mr. Scruggs also served as the Head of the board of directors of Oceana Therapeutics, Salix’s European subsidiary. Mr. Scruggs holds a B.S. in Criminal Justice from the Appalachian State University in North Carolina.

Dr. Shmuel Cabilly has served as a member of our board of directors since August 2010. Dr. Cabilly is a scientist and inventor in the field of immunology. In the Backman Research Institute of the City of Hope, Dr. Cabilly initiated the development of a new breakthrough technology for recombinant antibody production, which was patented and known as the “Cabilly Patent.” Dr. Cabilly was also a co-founder and a Chief Scientist of Ethrog Biotechnology, where he invented dry buffer technologies enabling the production of a liquid-free disposable apparatus for gel electrophoresis and a technology that enables the condensation of molecular separation zones to a small gel area. This technology was sold to Invitrogen in 2001. Dr. Cabilly serves as a board member at several companies, including BioKine Therapeutics Ltd., and Minovia Ltd. Dr. Cabilly holds a B.Sc. in Biology from the Ben Gurion University of Beer Sheva, Israel, an M.Sc. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel, and a Ph.D. in Immunology and Microbiology from the Hebrew University of Jerusalem, Israel.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, that Mr. Rick D. Scruggs and Dr. Shmuel Cabilly each be re-elected to hold office as a director of the Company for a three-year term until the annual general meeting to be held in 2026.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL NO. 3

ENGAGEMENT OF MR. DROR BEN-ASHER AS THE COMPANY'S CHAIRMAN OF THE BOARD
AND THE COMPANY'S CHIEF EXECUTIVE OFFICER

Under the Companies Law, the shareholders of the Company must approve the engagement of the Company's Chairman of the Board also as the Company's Chief Executive Officer, and such approval will be effective for a period of up to three years. The engagement of Mr. Ben-Asher as the Company's Chairman of the Board and Chief Executive Officer was previously approved by Company shareholders for a period of three years commencing on May 4, 2020.

Mr. Dror Ben-Asher, co-founder of the Company, served as the Company's Chief Executive Officer and as the Chairman of the Board since its creation on August 3, 2009 and ceased to serve as the Chairman of the Board on May 4, 2023 due to the expiration of the last shareholders' approval of his engagement, following which he continued his service at the Board of Directors as a director. The Board has determined that combining the role of Chief Executive Officer and Chairman of the Board is the most effective leadership structure at the present time considering, among other things Mr. Ben-Asher’s extensive experience in various fields that are relevant to the Company’s present and planned activities, and his role as co-founder and Chief Executive Officer. As the Chief Executive Officer, Mr. Ben-Asher has detailed knowledge of the risks, opportunities and challenges facing the Company and is therefore the most appropriate person to identify strategic priorities and to develop an agenda that ensures that the Board’s time and attention are focused on the most important matters. The combined role of Chief Executive Officer and Chairman of the Board also facilitates the flow of information between management and the Board and ensures clear accountability for the implementation of the Company’s strategy and execution of its business plan.

It is proposed that at the General Meeting the following resolution be adopted:

"RESOLVED, to approve the engagement of Mr. Dror Ben-Asher with the Company as both the Company's Chairman of the Board and the Company's Chief Executive Officer for a period of three years commencing on August 8, 2023."

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE PROPOSED RESOLUTION.

PROPOSAL NO. 4

GRANT OF RSUs OF THE COMPANY TO MR. DROR BEN-ASHER

The Companies Law requires that the terms of service and employment of a company’s Chief Executive Officer be approved by the company’s compensation committee, the board of directors and the shareholders of the company, except in the limited circumstances set forth in the Companies Law. In addition, the Companies Law provides that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's audit committee or compensation committee, as applicable, board of directors and shareholders.

Mr. Dror Ben-Asher has served as the Company's Chief Executive Officer and the Chairman of the Board of Directors since its incorporation and ceased to serve as the Chairman of the Board on May 4, 2023, due to the expiration of the last shareholders' approval of his engagement, following which he continued his service at the Board of Directors as a director. In light of Mr. Ben-Asher's contribution to the Company, and in accordance with the Company's Compensation Policy, the Board of Directors and Compensation Committee have determined that the proposed grants of RSUs with respect to 19,625 ADSs are appropriate, rea-sonable and reflect the significant contribution of Mr. Ben-Asher to the Company.

The RSUs would vest quarterly over three (3) years. The vesting commencement dates would be (i) July 1, 2022, for 1,625 of the ADSs, the grant for which was approved by the Board last year and which RSUs would become fully vested, in accordance with the terms of the grant, on June 30, 2025, and (ii) July 1, 2023, for 18,000 of the ADSs, the grant for which was approved by the Board this year and which RSUs would become fully vested, in accordance with the terms of the grant, on June 30, 2026.

The equity grant would be in accordance with the Plan, and the remaining terms of the equity grant would be in accordance with such plan. The proposed equity grant represents 0.21% of the total outstanding equity of the Company on a fully diluted basis, as of the date of approval by the Board of Directors.

The purpose of the grant is, inter alia, to compensate Mr. Ben-Asher for his service and his continual contribution to the Company as well as to incentivize Mr. Ben-Asher to continue to contribute to the Company's success and results of operations.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of RSUs with respect to 19,625 ADSs of the Company to Mr. Dror Ben-Asher.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, is required for shareholders to approve this resolution provided that either: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting, in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF THE GRANT OF RSUs TO MR. DROR BEN-ASHER.

PROPOSAL NO. 5

GRANT OF RSUs OF THE COMPANY TO MR. RICK D. SCRUGGS

The Companies Law requires that transactions between a company and its directors regarding their terms of office as director, and with respect to their terms of employment in other positions in the company, are subject to the approval of such company's compensation committee, board of directors and shareholders.

Mr. Rick D. Scruggs has served as a director of the Company since January 1, 2016, and since January 1, 2019, Mr. Scruggs has served as the Chief Operations Officer, U.S. Operations of the Company's wholly-owned U.S. subsidiary, RedHill Biopharma Inc. and then became its Chief Commercial Officer. Mr. Scruggs has significant business development and commercial experience in the biopharma industry, including as the former Executive Vice President Business Development at Salix Pharmaceuticals.

The Company's Board of Directors and Compensation Committee approved and recommended that the Company’s shareholders to approve the grant of RSUs with respect to 16,250 ADSs of the Company to Mr. Scruggs.

The RSUs would vest quarterly over three (3) years. The vesting commencement dates would be, (i) July 1, 2022, for 1,250 of the ADSs, the grant for which was approved by the Board last year and which RSUs would become fully vested, in accordance with the terms of the grant, on June 30, 2025, and (ii) July 1, 2023, for 15,000 of the ADSs, the grant for which was approved by the Board this year and which RSUs would become fully vested, in accordance with the terms of the grant, on June 30, 2026.

The equity grants and related terms would be in accordance with the Plan. The proposed equity grant to Mr. Scruggs represented 0.17% of the total outstanding equity of the Company on a fully diluted basis on the date of approval by the Board of Directors.

The purpose of the grant is, inter alia, to compensate Mr. Scruggs for his service and his continual contribution to the Company as well as to incentivize Mr. Scruggs to continue to contribute to the Company's success and results of operations.

It is proposed that at the General Meeting the following resolution be adopted:

“RESOLVED, to approve the grant of RSUs with respect to 16,250 ADSs of the Company to Mr. Rick D. Scruggs.”

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE APPROVAL OF THE GRANT OF RSUs TO MR. RICK D. SCRUGGS.

PROPOSAL NO. 6

GRANT OF RSUs TO THE NON-EXECUTIVE DIRECTORS OF THE COMPANY

It is proposed to grant RSUs each with respect to one ADS of the Company to each of the Company non-executive directors: Mr. Eric Swenden, Dr. Kenneth Reed, Mr. Ofer Tsimchi, Ms. Alla Felder and Dr. Shmuel Cabilly (with respect to Dr. Shmuel Cabilly, subject to his re-election as a member of the Board, as provided in this Proxy Statement).

The Compensation Committee and Board of Directors have approved the proposed grant of RSUs in light of each such non-executive director's contribution and anticipated contribution to the Company and, in the case of Mr. Swenden, Mr. Tsimchi and Ms. Felder, also in light of their additional efforts on behalf of the Company in their capacity as members of the Company's audit committee recent. The proposed grants comply with the principles of the Compensation Policy. The purpose of the grant is, inter alia, to compensate each such director for his/her service and contribution to the Company as well as to provide an equity incentive to continue to contribute to the Company's success and results of operations.

The background and qualifications of Dr. Shmuel Cabilly are described in Proposal 2 of this Proxy Statement. Below are summaries of the background and qualifications of Mr. Eric Swenden, Dr. Kenneth Reed, Mr. Ofer Tsimchi and Ms. Alla Felder.

Eric Swenden has served as a member of our board of directors since May 2010 and has served on our investment committee since May 2011. From 1966 until 2001 Mr. Swenden served in various positions including Chief Executive Officer (since 1985) and Executive Chairman (since 1990) of Vandemoortele Food Group, a privately held Belgium-based European food group with revenue of approximately EUR 2 billion. Mr. Swenden holds an M.A. in Commercial Science from the University of Antwerp, Belgium. The board of directors has determined that Mr. Swenden is a financial and accounting expert under Israeli law.

Dr. Kenneth Reed has served as a member of our board of directors since December 2009. Dr. Reed is a dermatologist practicing in private practice under the name of Kenneth Reed M.D. PC. Dr. Reed currently serves on the board of directors of Minerva Biotechnologies Corporation. Dr. Reed received his B.A. from Brown University in the U.S. and an M.D from the University of Medicine and Dentistry of New Jersey in the U.S. Dr. Reed is a board-certified dermatologist with over 25 years of clinical experience since completing the Harvard Medical School Residency Program in Dermatology. Dr. Reed is also a co-founder of Early Cell, a prenatal diagnostics company, Prescient Pharma and Lispiro.

Ofer Tsimchi has served as a director on our board of directors, a member of our audit committee and as the Chairman of our compensation committee since May 2011. From 2008 to 2012, Mr. Tsimchi served as the Chairman of the board of directors of Polysack Plastic Industries Ltd. and Polysack-Agriculture Products, and since 2006, he has served as a Partner in the Danbar Group Ltd., a holding company. Mr. Tsimchi currently serves on the board of directors of Caesarstone Ltd, Danbar Group Ltd, and Maabarot Products Ltd. Mr. Tsimchi received his BA in Economics and Agriculture from the Hebrew University of Jerusalem, Israel. The board of directors has determined that Mr. Tsimchi is a financial and accounting expert under Israeli law.

Alla Felder has served as a director on our board of directors and a chairperson of our audit committee and a member of our compensation committee since May 2019. Ms. Felder currently serves as a Director in numerous publicly listed leading Israeli companies across several industries, such as Ashtrom Properties Ltd., Israel Shipyards Ltd, Carmit Industries Ltd. Biolight Ltd. Photomyne Ltd. and IdoMoo Ltd. Ms. Felder also serves as the CFO of Weebit Nano Ltd, a high-tech company traded on the Australian stock exchange (ASX), and also provide financial and business advisory Ms. Felder also served on the board of Neuroderm Ltd., leading up to its acquisition by Mitsubishi Tanabe Pharma Corporation in 2017. From 1997 to 2010 Ms. Felder was with PriceWaterhouseCoopers where she served in her last role as a Senior Manager. Ms. Felder received a degree in Business Administration and Accounting from the College of Management Academic Studies Division in Rishon Lezion, Israel and an Executive Master’s degree in the Science of Finance from the City University of New York.

The proposal would grant (i) to each of Dr. Shmuel Cabilly and Dr. Kenneth Reed RSUs with respect to 4,000 ADSs of the Company and (ii) to each of the members of the Company's audit committee, Mr. Eric Swenden, Mr. Ofer Tsimchi and Ms. Alla Felder, RSUs with respect to 6,000 ADSs of the Company. The RSUs would vest quarterly over three (3) years in equal parts. The vesting commencement date of each of Mr. Eric Swenden Dr. Kenneth Reed, Mr. Ofer Tsimchi, Ms. Alla Felder and Dr. Shmuel Cabilly would be as of July 1, 2023, and the RSUs would become fully vested, in accordance with the terms of the grant, on June 30, 2026.

The equity grants and related terms would be in accordance with the Company's Amended and Restated Award Plan (2010), as amended. The proposed equity grant (i) to each of Dr. Shmuel Cabilly and Dr. Kenneth Reed represents 0.04% of the total outstanding equity of the Company on a fully diluted basis as of the date of approval by the Board of Directors and (ii) to each of the members of the Company's audit committee, Mr. Eric Swenden, Mr. Ofer Tsimchi and Ms. Alla Felder, represents 0.06% of the total outstanding equity of the Company on a fully diluted basis as of the date of approval by the Board of Directors.

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the grant of RSUs (i) with respect to 4,000 ADSs of the Company to each of Dr. Shmuel Cabilly and Dr. Kenneth Reed and (ii) with respect to 6,000 ADSs of the Company to each of Mr. Eric Swenden, Mr. Ofer Tsimchi and Ms. Alla Felder.

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE COMPENSATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE RSUs GRANTS TO THE NON-EXECUTIVE DIRECTORS OF THE COMPANY.

PROPOSAL NO. 7

INCREASE OF AUTHORIZED SHARE CAPITAL

The Company's authorized share capital is currently NIS 100,000,000, consisting of (i) 9,994,000,000 Ordinary Shares, NIS 0.01 par value per share (the equivalent of 24,985,000 ADSs), and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share. As of June 30, 2023, the Company had approximately 6,289,308,550 Ordinary Shares (the equivalent of 15,723,271 ADSs) available for future issuance after taking into account the shares available for issuance under existing warrants (consisting of approximately 20.59% of its current authorized share capital), options and RSUs (consisting of approximately 0.69% of its current authorized share capital).

The Board of Directors recommends that at the General Meeting of the shareholders approve an amendment to the Company's Articles of Association increasing the authorized share capital of the Company by an additional NIS 100,000,000 such that the authorized share capital shall be NIS 200,000,000, consisting of (i) 19,994,000,000 Ordinary Shares, NIS 0.01 par value per share (the equivalent of 49,985,000 ADSs), and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share (the equivalent of 15,000 ADSs).

The additional Ordinary Shares may be used for such corporate purposes as may be determined by our Board of Directors from time to time to be necessary or desirable. The Board of Directors believes that the proposed increase in the Company's share capital is necessary to ensure that the Company will have sufficient authorized share capital available to either raise capital through the sale of Ordinary Shares, ADSs or other securities convertible into or exchangeable or exercisable for Ordinary Shares or ADSs or pursue strategic opportunities, including, but not limited to, business combinations or potential acquisitions of revenue-generating products, without potentially having to incur the delay and expense incident to obtaining special stockholder approval each time an opportunity requiring the issuance of Ordinary Shares may arise. Such a delay might cause us to lose an opportunity or make it more expensive for us to take advantage of an opportunity. Although our Board of Directors has no present definitive plans to issue any additional Ordinary Shares or ADSs, except in connection with our existing equity awards and incentive plans or as required upon exercise of our outstanding warrants, the Board of Directors believes that the proposed increase in the number of authorized share capital is necessary to provide us with the necessary flexibility to pursue corporate opportunities.

Upon approval by shareholders, the first sentence of section 7.1 of the Company’s Articles of Association shall be amended to read as follows: “The Company's registered share capital is NIS 200,000,000, divided into (i) 19,994,000,000 registered ordinary shares of NIS 0.01 par value each (hereinafter: "share", "ordinary share", "shares" or "ordinary shares", as the case may be) and (ii) 6,000,000 preferred shares of NIS 0.01 par value each (hereinafter: “the preferred shares").”

It is proposed that at the General Meeting the following resolution be adopted:

"RESOLVED, to approve an amendment to the Company's Articles of Association increasing the authorized share capital of the Company from NIS 100,000,000, consisting of (i) 9,994,000,000 Ordinary Shares, NIS 0.01 par value per share, and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share, to NIS 200,000,000, consisting of (i) 19,994,000,000 Ordinary Shares, NIS 0.01 par value per share, and (ii) 6,000,000 preferred shares, NIS 0.01 par value per share."

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE APPROVAL OF THE INCREASE OF THE AUTHORIZED SHARE CAPITAL.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no business to be transacted at the General Meeting, but, if any other matters are properly presented at the General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors

Ofer Tsimchi Chairman of the Board of Directors
Dated: July 6, 2023

Appendix A - Form of Statement of a Candidate to Serve as a Director

The undersigned, ____________________, hereby declares to RedHill Biopharma Ltd. (the “Company”), effective as of ____________________________, as follows:

I am making this statement as required under Section 224B of the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”). Such provision requires that I make the statements set forth below prior to, and as a condition to, the submission of my election as a director of the Company to the approval of the Company's shareholders.

I possess the necessary qualifications and skills and have the ability to dedicate the appropriate time for the purpose of performing my service as a director in the Company, taking into account, among other things, the Company's special needs and its size.

My qualifications were presented to the Company. In addition, attached hereto is a biographical summary as contained in the Company's most recent Form 20-F, which includes a description of my academic degrees, as well as previous experience relevant for the evaluation of my suitability to serve as a director.

I am not restricted from serving as a director of the Company under any items set forth in Sections 2261, 226A2 or 2273 of the Israeli Companies Law, which include, among other things, restrictions relating to the appointment of a minor, a person who is legally incompetent, a person who was declared bankrupt, a person who has prior convictions or anyone whom the administrative enforcement committee of the Israel Securities Law 5728-1968 (the “Israel Securities Law”) prohibits from serving as a director.

I am aware that this statement shall be presented at the Annual General Meeting of Shareholders of the Company in which my election shall be considered, and that pursuant to Section 241 of the Israeli Companies Law it shall be kept in the Company’s registered office and shall be available for review by any person.

Should a concern arise of which I will be aware and/or that will be brought to my attention, pursuant to which I will no longer fulfill one or more of the requirements and/or the declarations set forth above, I shall notify the Company immediately, in accordance with Section 227A of the Israeli Companies Law.

IN WITNESS WHEREOF, the undersigned has signed this statement as of the date set forth above.

Name: _________________	Signature: __________________

Date: __________________

1 As of the date hereof, Section 226 of the Israeli Companies Law generally provides that a candidate shall not be appointed as a director of a public company (i) if the person was convicted of an offense not listed below but the court determined that due to its nature, severity or circumstances, he/she is not fit to serve as a director of a public company for a period that the court determined which shall not exceed five years from judgment or (ii) if he/she has been convicted of one or more offences specified below, unless five years have elapsed from the date the convicting judgment was granted or if the court has ruled, at the time of the conviction or thereafter, that he/she is not prevented from serving as a director of a public company:

(1) offenses under Sections 290-297 (bribery), 392 (theft by an officer), 415 (obtaining a benefit by fraud), 418-420 (forgery), 422-428 (fraudulent solicitation, false registration in the records of a legal entity, manager and employee offences in respect of a legal entity, concealment of information and misleading publication by a senior officer of a legal entity, fraud and breach of trust in a legal entity, fraudulent concealment, blackmail using force, blackmail using threats) of the Israel Penal Law 5737-1997; and offences under sections 52C, 52D (use of inside information), 53(a) (offering shares to the public other than by way of a prospectus, publication of a misleading detail in the prospectus or in the legal opinion attached thereto, failure to comply with the duty to submit immediate and period reports) and 54 (fraud in securities) of the Israel Securities Law;

(2) conviction by a court outside of the State of Israel of an offense of bribery, fraud, offenses of directors/managers in a corporate body or exploiting inside information.

2 As of the date hereof, Section 226A of the Israeli Companies Law provides that if the administrative enforcement committee of the Israel Securities Authority has imposed on a person enforcement measures that prohibited him/her from holding office as director of a public company, that person shall not be appointed as a director of a public company in which he/she is prohibited to serve as a director according to this measure.

3 As of the date hereof, Section 227 of the Israeli Companies Law provides that a candidate shall not be appointed as a director of a company if he/she is a minor, legally incompetent, was declared bankrupt and not discharged, and with respect to a corporate body – in case of its voluntary dissolution or if a court order for its dissolution was granted.

A - 2

Annual General Meeting of	Annual General Meeting of RedHill Biopharma Ltd.
RedHill Biopharma Ltd.	to be held on August 8, 2023
Date: August 8, 2023	For Holders as of July 3, 2023
See Voting Instruction On Reverse Side.
Please make your marks like this: ☒ Use pen only

			For	Against	Abstain

● Mark, sign and date your Voting Instruction Form.
● Detach your Voting Instruction Form.
● Return your Voting Instruction Form in the
    postage-paid envelope provided.

 All votes must be received by 12:00 p.m. EST, on August 2, 2023.

PROXY TABULATOR FOR
REDHILL BIOPHARMA LTD.
P.O. BOX 8016
CARY, NC 27512-9903

1.
To appoint Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors for the year 2023 and for an additional period until the next Annual General Meeting; and to inform the shareholders of the aggregate compensation paid to the auditors for the year ended December 31, 2022;
			☐	☐	☐

2.
To approve the re-election of Mr. Rick D. Scruggs and Dr. Shmuel Cabilly to the board of directors of the Company (the “Board of Directors”) for an additional three-year term until the annual general meeting to be held in 2026;

	2A.	Mr. Rick D. Scruggs	☐	☐	☐

	2B.	Dr. Shmuel Cabilly	☐	☐	☐

3.	To approve the engagement by the Company of Mr. Dror Ben-Asher to serve as the Company’s Chairman of the Board of Directors and the Company’s Chief Executive Officer;		☐	☐	☐
			Yes	No
	3A.	Are you a controlling shareholder or do you have a personal interest in approval of proposal 3 above? (Response required for vote to be counted).	☐	☐
			For	Against	Abstain
4.
To approve the grant of restricted share units (“RSUs”) each with respect to one American Depository Share (each representing 400 ordinary shares, par value NIS 0.01 each) (“ADSs”) to Mr. Dror Ben-Asher, the Company’s Chief Executive Officer and Director;
			☐	☐	☐
			Yes	No
	4A.	Are you a controlling shareholder or do you have a personal interest in approval of proposal 4 above? (Response required for vote to be counted).	☐	☐
			For	Against	Abstain
5.	To approve the grant of RSUs to Mr. Rick D. Scruggs, the Company’s Chief Commercial Officer and Director;		☐	☐	☐

6.	To approve a grant of RSUs of the Company to the non-executive directors of the Company; and		☐	☐	☐

7.	To approve an increase in the Company’s authorized share capital.		☐	☐	☐

EVENT #

CLIENT #
Authorized Signatures - This section must be
completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above

Copyright © 2023 Mediant Communications Inc. All Rights Reserved

REDHILL BIOPHARMA LTD.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. EST on August 2, 2023)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of RedHill Biopharma Ltd. registered in the name of the undersigned on the books of the Depositary as of the close of business on July 3, 2023 at the Annual General Meeting of the Shareholders of RedHill Biopharma Ltd. to be held on August 8, 2023 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

This Notice and the documents mentioned therein, including the Proxy Statement, as well as the proposed resolutions on the agenda, will be made available to the public on the Company’s website http://www.redhillbio.com

NOTES:

1. Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite each agenda item.

2. If you do not vote or if your voting instructions are not received before the deadline, you will be deemed to have given a discretionary proxy to the Company to vote the shares represented by your ADRs pursuant to the terms and conditions of the ADRs and the Deposit Agreement under which they are issued.

PROXY TABULATOR FOR CHEMOMAB THERAPEUTICS LTD. P.O. BOX 8016 CARY, NC 27512-9903